News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Alpha Gold's CEO George Whatley dies at 73

COQUITLAM, BC, Dec. 24 /CNW/ - Alpha Gold Corp. (TSX-V: ALQ) today reported that George A. Whatley, President and CEO of Alpha Gold, passed away on December 16th. Services were held Monday in Coquitlam, B.C.

George Whatley was CEO of Alpha Gold Corp. since 1991 and over this period discovered 10 mineralized zones on the Lustdust Gold Project in north central British Columbia; the largest of which being the Canyon Creek Skarn. He has drilled over 300 holes and some 71,000 metres over seven years. His 40-year career experience in mineral exploration and prospecting in the Yukon, British Columbia, Nevada and Mexico was also one of his passions in life, among traveling, fishing and golf. A successful businessman and entrepreneur, Mr. Whatley owned and operated Gibbs/Nortac Ind. Ltd. from 1970 to 1989, which became Canada's largest fishing tackle manufacturer.

Directors of Alpha Gold's Board were saddened to hear the news and will be assembling to determine the course for the Company and subsequently report to shareholders. The remaining directors are:

Carl Pines, Director, B.Sc, B. Law; is an Associate Counsel with Owen Bird Law Corporation in Vancouver. He has been involved in commercial law for his entire 35 year career and has served as legal counsel for a number of mining related transactions.

Richard Whatley, Director, M.Sc., graduated from University of British Columbia in 1982 with a degree in chemical engineering and in 1988 with a degree in biomedical engineering. He works as a professional consulting engineer and is experienced in the environmental aspects of mining.

Dr. Claus te Wildt, Director, MBA, PhD, Finance, is a Senior Vice President with Fidelity Investments since 2006. Prior to that he was the managing Director of the California based investment firm teMac Investments LLC as well as the Global Head, Institutional Business for Dresdner Asset Management and led the Strategic Planning Group of the Equity Division of Allianz.

Daryl J. Hanson, P.Eng., continues to be the Company's "Qualified Person" under National Instrument 43-101 and is overseeing the exploration program.

About Alpha Gold Corporation

Alpha Gold is a mineral exploration company whose 100%-owned Lustdust Property is advantageously situated with nearby road and rail access in central British Columbia. Lustdust consists of 17 contiguous mineral claims covering 8,560 hectares and contains ten(10) known mineralized zones, including: the gold-copper-silver Canyon Creek Skarn(1) and Skarn Extension(2); Porphyry Molybdenum(3) zone; the Number 3(4), 4B(5), East(6) and GD(7) zones of base and precious metal rich sulphide manto; the Bralorne Takla Mercury Mine(8); the exploratory tunnels of the Takla Silver Mine(9) (BCMINFILE 093N009), a developed prospect that contains high grade gold-silver veins; and Carlin-style mineralization in the Valley(10) zone. Alpha Gold Corporation has approximately 36.9 million shares issued and outstanding, 38.6 million fully diluted, with approximately $4 million in cash on hand. Shares are listed on the TSX Venture Exchange under the symbol "ALQ".

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Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors

disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

%SEDAR: 00005818E

/For further information: Richard Whatley, Director, Alpha Gold Corp., T: (604) 939-7943, E: alpha-gold(at)shaw.ca, www.alphagold.bc.ca; -or- Cathy Hume, CEO, CHF Investor Relations, T: (416) 868-1079 x231, E: cathy(at)chfir.com/

(ALQ.)

CO: Alpha Gold Corp.

CNW 13:00e 24-DEC-08